UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SKULLCANDY, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

83083J104

(CUSIP Number)

Michael R. Cahill

7371 Prairie Falcon Rd., #120

Las Vegas, NV 89128

Copy to:

Robert G. O’Connor

J. Randall Lewis

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, California 94105

(415) 947-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83083J104

1.	Name of Reporting Person: MICHAEL R. CAHILL
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S. CITIZEN
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 5,179,386 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 5,179,386 (1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 5,179,386 (1)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 18.6% (2)
14.	Type of Reporting Person IN

(1)	Represents shares held by Ptarmagin, LLC (“Ptarmagin”). Michael R. Cahill is the manager of Ptarmagin and holds sole voting and dispositive power over the shares held by Ptarmagin. The sole member of Ptarmagin is The Alden Irrevocable Trust (the “Alden Trust”). The spouse and children of Rick Alden, a director of the Issuer, are the beneficiaries of the Alden Trust. Mr. Cahill may be deemed to indirectly beneficially own the shares held by Ptarmagin but disclaims any beneficial ownership of such shares.
(2)	Based on 27,778,248 shares of common stock reported as outstanding as of March 10, 2014 in the Issuer’s Annual Report on Form 10-K (File No. 001-35240) filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2014.

CUSIP No. 83083J104

1.	Name of Reporting Person: PTARMAGIN, LLC
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization UTAH
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 5,179,386 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 5,179,386 (1)
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 5,179,386 (1)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 18.6% (2)
14.	Type of Reporting Person OO (LIMITED LIABILITY COMPANY)

(1)	Represents shares held by Ptarmagin. Michael R. Cahill is the manager of Ptarmagin and holds sole voting and dispositive power over the shares held by Ptarmagin. The sole member of Ptarmagin is the Alden Trust. The spouse and children of Rick Alden, a director of the Issuer, are the beneficiaries of the Alden Trust. Mr. Cahill may be deemed to indirectly beneficially own the shares held by Ptarmagin but disclaims any beneficial ownership of such shares.
(2)	Based on 27,778,248 shares of common stock reported as outstanding as of March 10, 2014 in the Issuer’s Annual Report on Form 10-K (File No. 001-35240) filed with the SEC on March 17, 2014.

CUSIP No. 83083J104

1.	Name of Reporting Person: THE ALDEN IRREVOCABLE TRUST
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization NEVADA
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 5,179,386 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 5,179,386 (1)
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 5,179,386 (1)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 18.6% (2)
14.	Type of Reporting Person OO (IRREVOCABLE TRUST)

(1)	Represents shares held by Ptarmagin. Michael R. Cahill is the manager of Ptarmagin and holds sole voting and dispositive power over the shares held by Ptarmagin. The sole member of Ptarmagin is the Alden Trust. The spouse and children of Rick Alden, a director of the Issuer, are the beneficiaries of the Alden Trust. Mr. Cahill may be deemed to indirectly beneficially own the shares held by Ptarmagin but disclaims any beneficial ownership of such shares.
(2)	Based on 27,778,248 shares of common stock reported as outstanding as of March 10, 2014 in the Issuer’s Annual Report on Form 10-K (File No. 001-35240) filed with the SEC on March 17, 2014.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on February 24, 2012 (the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

Item 2.	Identity and Background

This Schedule 13D is filed jointly on behalf of Michael R. Cahill, an individual, Ptarmagin, LLC, a limited liability company organized under the laws of the state of Utah (“Ptarmagin”), and The Alden Irrevocable Trust, an irrevocable trust organized under the laws of the State of Nevada (the “Alden Trust” and, together with Michael R. Cahill and Ptarmagin, the “Reporting Persons”).

The address of the principal business office of Michael R. Cahill is 7371 Prairie Falcon Rd. #120, Las Vegas, NV 89128. Mr. Cahill is a United States citizen. Mr. Cahill is an estate planning attorney practicing law as a solo practitioner in the state of Nevada.

Ptarmagin is a non-operating holding company that directly holds the securities reported herein. The sole member of Ptarmagin is the Alden Trust. Rick Alden, a director of the Issuer, formed the Alden Trust for the benefit of his spouse and children. The address of the principal business office of Ptarmagin and the Alden Trust is 69 White Pine Canyon Road, Park City, Utah 84060.

None of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

Item 5.	Interest in Securities of the Issuer

The information set forth or incorporated in Item 2, Item 3 and Item 4 is incorporated herein by this reference.

(a) - (b)

		Michael R. Cahill		Ptarmagin		The Alden Trust
(a)	Amount beneficially owned:	5,179,386	(1)	5,179,386	(1)	5,179,386	(1)
(b)	Percent of class:	18.6	%(2)	18.6	%(2)	18.6	%(2)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	5,179,386	(1)
	(ii) Shared power to vote or to direct the vote:			5,179,386	(1)	5,179,386	(1)
	(iii) Sole power to dispose or to direct the disposition of:	5,179,386	(1)
	(iv) Shared power to dispose or to direct the disposition of:			5,179,386	(1)	5,179,386	(1)

(1)	Ptarmagin is the direct beneficial owner of the 5,179,386 Shares reported herein, which represents 18.6% of the outstanding Shares. Michael R. Cahill serves as the manager of Ptarmagin and sole trustee of the Alden Trust, and holds sole voting and dispositive power over the Shares reported herein. Mr. Cahill may be deemed to indirectly beneficially own the Shares held by Ptarmagin but disclaims beneficial ownership of such Shares. Because the Alden Trust is the sole member of Ptarmagin, the Alden Trust may be deemed to share voting and dispositive power over the Shares held by Ptarmagin.
(2)	Based on 27,778,248 shares of common stock reported as outstanding as of March 10, 2014 in the Issuer’s Annual Report on Form 10-K (File No. 001-35240) filed with the SEC on March 17, 2014.

(c) The following is a list of transactions in the Issuer’s Common Stock that were effected by Ptarmagin during the past 60 days. Other than as set forth immediately below, none of the Reporting Persons has engaged in any transaction during the past 60 days involving any Shares.

Transaction Date	Type of Transaction (Purchase/Sale)	Shares	Price per Share
3/12/14	Sale	392,770	$9.25	(1)
3/13/14	Sale	641,002	$9.11	(2)
3/14/14	Sale	466,228	$9.19	(3)

(1)	The price reported is a weighted average price. The shares were sold in multiple transactions at prices ranging from $9.06 to $9.69, inclusive. The reporting person undertakes to provide to Skullcandy, Inc., any security holder of Skullcandy, Inc., or the staff of the Securities Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote (1).
(2)	The price reported is a weighted average price. The shares were sold in multiple transactions at prices ranging from $9.00 to $9.50, inclusive. The reporting person undertakes to provide to Skullcandy, Inc., any security holder of Skullcandy, Inc., or the staff of the Securities Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote (2).
(3)	The price reported is a weighted average price. The shares were sold in multiple transactions at prices ranging from $9.15 to $9.32, inclusive. The reporting person undertakes to provide to Skullcandy, Inc., any security holder of Skullcandy, Inc., or the staff of the Securities Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote (3).

(d) Other than the Reporting Persons and the beneficiaries of the Alden Trust, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2014

/s/ Michael R. Cahill
Michael R. Cahill

PTARMAGIN, LLC

By:	/s/ Michael R. Cahill
Michael R. Cahill
Manager

ALDEN IRREVOCABLE TRUST

By:	/s/ Michael R. Cahill
Michael R. Cahill
Authorized Trustee